Exhibit 99.4
EXECUTION VERSION

UNDERWRITING AGREEMENT

February 8, 2021

Titan Medical Inc.
155 University Avenue, Suite 750
Toronto, Ontario M5H 3B7

Attention:  David J. McNally, President, Chief Executive Officer and Chairman of the Board of Directors

Dear Sir:

Bloom Burton Securities Inc. (the “Underwriter”) hereby offers and agrees to purchase, on a “bought deal” basis, from Titan Medical Inc. (the “Corporation”), and the Corporation hereby agrees to issue and sell to the Underwriter, 8,335,000 units (“Units”) of the Corporation (the “Offered Units”), at a purchase price of US$2.40 per Offered Unit (the “Offering Price”), being an aggregate purchase price of US$20,004,000, upon and subject to the terms and conditions contained herein (the “Offering”).
Each Unit shall consist of (i) one Common Share (as defined herein) (a “Unit Share”) and (ii) one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant shall be issued pursuant to and subject to the terms of the Warrant Indenture (as defined herein). Each Warrant shall entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of US$3.00 per Warrant Share, subject to adjustment in certain events, at any time until 5:00 p.m. (Toronto time) on the date that is twenty-four (24) months after the Closing Date (as defined herein).
The Underwriter shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation (each, a “Selling Firm”) for the purpose of arranging for purchases of the Offered Securities (as defined herein). With respect to the offer or sale of any Offered Securities in the United States (as defined herein) or to, or for the account of benefit of U.S. Persons (as defined herein), the parties to this Agreement (as defined herein) acknowledge and agree that the Underwriter may appoint duly registered U.S. broker-dealers (each such Selling Firm, a “U.S. Selling Group Member”) to act as sub-agents to conduct offers and sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons to IAIs and/or QIBs (as such terms are defined herein), in each case, on a substituted purchaser basis, in accordance with the provisions of this Agreement.
The Corporation hereby grants the Underwriter an option (the “Over-Allotment Option”), exercisable in whole or in part at any time and from time to time until that date which is 30 days following the Closing Date (the “Over-Allotment Expiry Date”), to purchase from the Corporation, such number of additional Units (the “Over–Allotment Units”) and/or Warrants (the “Over-Allotment Warrants” and together with the Over-Allotment Units, the “Over-Allotment Securities”) as is equal to 15% of the number of Offered Units issued under the Offering, solely to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriter in respect of: (i) Over-Allotment Units at the Offering Price; (ii) Over-Allotment Warrants at a price of US$1.36 per Over-Allotment Warrant; or (iii) any combination of Over-Allotment Units and/or Over-Allotment Warrants, provided that the aggregate number of Over-Allotment Securities does not exceed 15% of the number of Offered Units issued under the Offering (excluding any Over-Allotment Securities). The Offered Units and the Over-Allotment Securities are sometimes collectively referred to herein as the “Offered Securities”. The Common Shares that are included in the Over-Allotment Units are referred to herein as the “Over-Allotment Shares” and the Common Shares issuable upon exercise of the Over-Allotment Warrants (including Warrants issuable as part of the Over-Allotment Units) are referred to herein as the “Over-Allotment Warrant Shares”. The Underwriter shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

In consideration of the Underwriter’s services hereunder, the Corporation agrees to: (i) on the Closing Date, pay to the Underwriter a cash fee equal to 7.0% of the aggregate Offering Price for the Offered Units (or US$0.168 per Offered Unit) and to issue to the Underwriter broker warrants of the Corporation (each a “Broker Warrant”) equal to 7.0% of the Offered Units; and (ii) on any Over-Allotment Closing Date (as defined herein), pay to the Underwriter an additional aggregate cash fee equal to 7.0% of the aggregate Offering Price of the Over-Allotment Securities purchased at that time and to issue to the Underwriter that number of Broker Warrants equal to 7.0% of the Over-Allotment Securities purchased at that time (the fees referred to in (i) and (ii) are collectively the “Underwriter’s Fees”). Each Broker Warrant shall entitle the holder thereof to acquire one Common Share (each a “Broker Warrant Share”) at the purchase price of US$3.00, subject to adjustments in certain events, for a period of twenty-four (24) months from the Closing Date.
The obligation of the Corporation to pay the Underwriter’s Fees and to issue the Broker Warrants shall arise at the Closing Time (as defined herein) and/or any Over-Allotment Closing Time (as defined herein), as applicable, against payment for the Offered Securities purchased at that time and the Underwriter’s Fees and Broker Warrants issued at such time shall be fully earned by the Underwriter.
It is understood that the Offered Securities will be offered to Purchasers (as defined herein): (i) resident in each of the provinces of British Columbia, Alberta and Ontario and such other jurisdictions in Canada as mutually agreed upon by the Corporation and the Underwriter (collectively, the “Canadian Offering Jurisdictions”); (ii) within the United States or to, or for the account or benefit of, U.S. Persons that are IAIs and/or QIBs, in each case, on a substituted purchaser basis, in transactions that are exempt from registration under the U.S. Securities Act (as defined herein) and in a manner contemplated by this Agreement, including in compliance with Schedule “A” to this Agreement which is incorporated into and forms part of this Agreement (the “U.S. Offering Jurisdictions”); and (iii) resident in such other jurisdictions as may mutually be agreed to by the Corporation and the Underwriter (collectively with the Canadian Offering Jurisdictions and the U.S. Offering Jurisdictions, the “Offering Jurisdictions”), on a private placement basis, provided that the Corporation is not required to file a prospectus, registration statement or other disclosure document or become subject to continuing obligations in such other jurisdictions, in each case in accordance with the provisions of this Agreement.
DEFINITIONS
Unless expressly provided otherwise, where used in this Agreement, the following terms shall have the following meanings:
“affiliate”, “associate”, “material change”, “material fact” and “misrepresentation” shall have the respective meanings ascribed thereto under Applicable Securities Laws of the Canadian Offering Jurisdictions;
“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made hereby;
“Annual Financial Statements” means the audited financial statements of the Corporation as at and for its fiscal years ended December 31, 2019 and 2018;

“Applicable IP Laws” means, with respect to a specific Intellectual Property, all applicable federal, provincial, state and local laws and regulations applicable to that Intellectual Property in the countries where rights in such Intellectual Property arise, the countries including, but not limited to, China, Canada, the United States, those of the European Union and the jurisdictions in which the Corporation has registered Intellectual Property or applications to register Intellectual Property;
“Applicable Laws” means all applicable federal, provincial, state and local laws and regulations of authorities having jurisdiction over the Corporation or the Underwriter, as applicable;
“Applicable Securities Laws” means, collectively, the applicable securities laws of the Offering Jurisdictions, the regulations, rules, blanket orders, instruments, rulings and orders made thereunder, the applicable published policy statements issued by the applicable securities commissions thereunder, and the rules and policies of the Exchanges;
“Applied for Corporation IP” means all Corporation IP that is the subject of an application with a national intellectual property office (including the CIPO and the USPTO);
“Bid Letter” means the letter agreement accepted and confirmed as of February 2, 2021, as amended on February 3, 2021, between the Corporation and the Underwriter relating to the Offering;
“Broker Warrant” has the meaning ascribed thereto in the fifth paragraph of this Agreement;
“Broker Warrant Certificates” means the certificates representing the Broker Warrants;
“Broker Warrant Share” has the meaning ascribed thereto in the fifth paragraph of this Agreement;
“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario;
“Canadian Offering Jurisdictions” has the meaning ascribed thereto in the seventh paragraph of this Agreement;
“Canadian Securities Regulators” means, collectively, the applicable securities commission or securities regulatory authority in each of the Canadian Offering Jurisdictions;
“CDS” means CDS Clearing and Depository Services Inc.;
“CIPO” means the Canadian Intellectual Property Office;
“Claims” has the meaning ascribed thereto in Section 14;
“Closing” means the completion of the issue and sale by the Corporation of the Offered Units pursuant to this Agreement;
“Closing Date” means February 23, 2021 or such other date as the Corporation and the Underwriter may agree;
“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriter may agree;
“Common Shares” means the common shares in the capital of the Corporation, which the Corporation is authorized to issue, as constituted on the date hereof;

“comparables” has the meaning ascribed thereto in NI 41-101;
“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;
“Corporation’s Auditors” means BDO Canada LLP, Chartered Accountants;
“Corporation IP” means Intellectual Property, other than Licensed IP, that (i) has been developed by or for the Corporation and/or the Subsidiary, (ii) is being developed by or for the Corporation and/or the Subsidiary or (iii) is being used by the Corporation and/or the Subsidiary;
“Disclosure Record” means all information contained in any press releases, material change reports, financial statements, prospectuses, annual and quarterly reports or other document of the Corporation which has been publicly filed on SEDAR by, or on behalf of, the Corporation pursuant to Applicable Securities Laws of the Canadian Offering Jurisdictions;
“Distribution” means “distribution” or “distribution to the public” as those terms are defined under Applicable Securities Laws of the Canadian Offering Jurisdictions and the United States;
“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required by NI 44-101 to be incorporated by reference into the Prospectus or any Prospectus Amendment;
“Due Diligence Session” has the meaning ascribed thereto in Section 6(b);
“Eligible Issuer” means an issuer that meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;
“Environmental Laws” has the meaning ascribed thereto in Section 7(nn);
“Exchanges” means, collectively, the TSX and NASDAQ;
“FDA” means the U.S. Food and Drug Administration of the U.S. Department of Health & Human Services;
“Final Prospectus” means the (final) short form prospectus of the Corporation to be prepared in connection with the qualification in all the Canadian Offering Jurisdictions of the Distribution of the Offered Securities under the Applicable Securities Laws of the Canadian Offering Jurisdictions, including all of the Documents Incorporated by Reference and any amendments, restatements or supplements thereto;
“Final Receipt” means the Passport Receipt for the Final Prospectus;
“Financial Statements” means the Annual Financial Statements and the Interim Financial Statements;
“IAI” means an institutional “accredited investor” meeting one or more of the criteria in Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the U.S. Securities Act;
“Indemnified Party” or “Indemnified Parties” has the meaning ascribed thereto in Section 14;
“Intellectual Property” means all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, licenses, industrial designs, knowhow (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), and computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever;

“Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Corporation for the three and nine months period ended September 30, 2020 and 2019;
“knowledge” means, as it pertains to the Corporation, the actual knowledge, after due inquiry, of the President and Chief Executive Officer, the Chief Financial Officer and, in the case of matters relating to Corporation IP and Licensed IP, the employee of the Corporation that is the most responsible for directing such matters;
“Leased Premises” has the meaning ascribed thereto in Section 7(qq);
“Licensed IP” means the Intellectual Property owned by any person other than the Corporation and to which the Corporation has a license which has not expired or been terminated;
“marketing materials” has the meaning ascribed thereto in NI 41-101;
“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of the Corporation, whether or not arising in the ordinary course of business;
“Material Agreement” means any “material contract” required to be filed on SEDAR by the Corporation pursuant to NI 51-102;
“Material Permits” has the meaning ascribed thereto in Section 7(uu);
“MI 11-102” means Multilateral Instrument 11-102 – Passport System;
“NASDAQ” means the NASDAQ Capital Market;
“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;
“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;
“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;
“Notice” has the meaning ascribed thereto in Section 19;
“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;
“Offered Securities” has the meaning ascribed thereto in the fourth paragraph of this Agreement;
“Offered Units” has the meaning ascribed thereto in the first paragraph of this Agreement;
“Offering” has the meaning ascribed thereto in the first paragraph of this Agreement;
“Offering Jurisdictions” has the meaning ascribed thereto in the eighth paragraph of this Agreement;
“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;
“OSC” means the Ontario Securities Commission;

“Over-Allotment Closing” has the meaning ascribed thereto in Section 10;
“Over-Allotment Closing Date” means the date, which shall be a Business Day, as set out in the Over-Allotment Option Notice or such other date that the Corporation and the Underwriter may agree;
“Over-Allotment Closing Time” means 8:00 a.m. (Toronto time) on the Over-Allotment Closing Date or such other time on the Over-Allotment Closing Date as the Corporation and the Underwriter may agree;
“Over-Allotment Expiry Date” has the meaning ascribed thereto in the fourth paragraph of this Agreement;
“Over-Allotment Option” has the meaning ascribed thereto in the fourth paragraph of this Agreement;
“Over-Allotment Option Notice” has the meaning ascribed thereto in Section 10;
“Over-Allotment Securities” has the meaning ascribed thereto in the fourth paragraph of this Agreement;
“Over-Allotment Shares” has the meaning ascribed thereto in the fourth paragraph of this Agreement;
“Over-Allotment Units” has the meaning ascribed thereto in the fourth paragraph of this Agreement;
“Over-Allotment Warrant Shares” has the meaning ascribed thereto in the fourth paragraph of this Agreement;
“Over-Allotment Warrants” has the meaning ascribed thereto in the fourth paragraph of this Agreement;
“Passport Receipt” means a receipt issued by the OSC, as principal regulator of the Corporation pursuant to the Passport System and which also evidences the deemed receipt of the Canadian Securities Regulators (other than Ontario) for the Preliminary Prospectus or the Final Prospectus, as the case may be;
“Passport System” means the system and process for prospectus reviews provided for under MI 11-102 and NP 11-202;
“person” shall be interpreted broadly and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;
“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated the date hereof relating to the qualification in all the Canadian Offering Jurisdictions of the Distribution of the Offered Securities under the Applicable Securities Laws of the Canadian Offering Jurisdictions, including all of the Documents Incorporated by Reference and any amendments, restatements or supplements thereto;
“Preliminary Receipt” means the Passport Receipt for the Preliminary Prospectus;
“Prospectus” means, as the context requires, the Preliminary Prospectus and/or the Final Prospectus, including any Prospectus Amendment;
“Prospectus Amendment” means any amendment or supplement to the Prospectus;
“Purchaser” means any purchaser of Offered Securities arranged by the Underwriter pursuant to this Offering;

“QIB” means a “qualified institutional buyer” as such term is defined in Rule 144A under the U.S. Securities Act that is also an IAI;
“Registered Corporation IP” means all Corporation IP that is the subject of a registration with a national intellectual property office (including the CIPO and the USPTO);
“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;
“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;
“Regulatory Authority” means the statutory or governmental bodies authorized under Applicable Laws to protect and promote public health through regulation and supervision of therapeutic drug candidates intended for use in humans, including the FDA and Health Canada and any other regulatory or governmental agency having jurisdiction over the Corporation or its activities;
“SEC” means the United States Securities and Exchange Commission;
“Securities Regulators” means the applicable securities regulatory authorities in the Offering Jurisdictions, including the Canadian Securities Regulators and the Exchanges;
“SEDAR” means the system for electronic document analysis and retrieval operated by the Canadian Securities Administrators;
“Selling Firm” has the meaning ascribed thereto in the third paragraph of this Agreement;
“SR&ED” has the meaning ascribed thereto in Section 7(n);
“Standard Listing Conditions” means the customary and standard post-Closing conditions imposed by the TSX in similar circumstances which will be set forth in an conditional approval letter from the TSX approving the Offering addressed to the Corporation;
“standard term sheet” has the meaning ascribed thereto in NI 41-101;
“Subsidiary” means Titan Medical USA Inc., a corporation that is duly organized and existing under the laws of the State of Delaware;
“Taxes” has the meaning ascribed thereto in Section 7(m);
“template version” has the meaning ascribed thereto in NI 41-101;
“Transfer Agent” means Computershare Investor Services Inc.;
“TSX” means the Toronto Stock Exchange;
“U.S. Exchange Act” means the United States Securities and Exchange Act of 1934, as amended;
“U.S. Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriter and the Corporation, acting reasonably, the preliminary version of which will be attached to the Preliminary Prospectus and the final version of which will be attached to the Final Prospectus, to be delivered to each Purchaser of Offered Securities in the United States, that is a U.S. Person or that is acting for the account or benefit of a U.S. Person, in each case, in accordance with Schedule “A” of this Agreement;

“U.S. Offering Jurisdictions” has the meaning ascribed thereto in the seventh paragraph of this Agreement;
“U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
“U.S. Securities Laws” means all applicable United States federal securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder;
“U.S. Selling Group Member” has the meaning ascribed thereto in the third paragraph of this Agreement;
“Underwriter” has the meaning ascribed thereto in the first paragraph of this Agreement;
“Underwriter’s Fees” has the meaning ascribed thereto in the fifth paragraph of this Agreement;
“Unit” has the meaning ascribed thereto in the first of this Agreement;
“Unit Share” has the meaning ascribed thereto in the second paragraph of this Agreement;
“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
“USPTO” means the United States Patent and Trademark Office;
“Warrant” has the meaning ascribed thereto in the second paragraph of this Agreement;
“Warrant Certificates” means the certificates representing the Warrants and/or the Over-Allotment Warrants substantially in the form set out in the Warrant Indenture;
“Warrant Indenture” means the warrant indenture to be dated the Closing Date between the Corporation and Computershare Trust Company of Canada, in its capacity as warrant agent, governing the Warrants and the Over-Allotment Warrants; and
“Warrant Share” has the meaning ascribed thereto in the second paragraph of this Agreement.
The following is the schedule attached to this Agreement, which schedule is deemed to be a part hereof and is hereby incorporated by reference herein:
Schedule “A”	-	United States Offer and Sales

TERMS AND CONDITIONS
1.	Nature of the Transaction
Each Purchaser shall be a resident in an Offering Jurisdiction and shall purchase the Offered Securities pursuant to the Prospectus. The Corporation hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the Distribution of the Offered Securities and the Corporation shall execute and file with the Securities Regulators all forms, notices and certificates relating to the Offering required to be filed pursuant to Applicable Securities Laws in the Offering Jurisdictions within the time required by Applicable Securities Laws in the Offering Jurisdictions. The Underwriter agrees to assist the Corporation in all commercially reasonable respects to secure compliance with all regulatory requirements in connection with the Offering, and to sell the Offered Securities only in the Offering Jurisdictions.

During the Distribution of the Offered Securities, the Corporation and the Underwriter shall approve in writing (prior to such time that marketing materials are provided to potential investors) any marketing materials reasonably requested to be provided by the Underwriter to any potential investor, such marketing materials to comply with Applicable Securities Laws of the Canadian Offering Jurisdictions and the United States. The Underwriter shall provide a copy of any marketing materials used in connection with the Offering to the Corporation in accordance with this Section 1. The Corporation shall file a template version and any revised template version of such marketing materials with the Canadian Securities Regulators and if required by U.S. Securities Laws, with the SEC, as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Underwriter, and in any event on or before the day the marketing materials are first provided to any potential investor, and such filing shall constitute the Underwriter’s authority to use such marketing materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators and if required by U.S. Securities Laws, the SEC, by the Corporation.
The Corporation and the Underwriter, on a several basis, covenant and agree:
(a)	not to provide any potential investor with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Canadian Securities Regulators and, if required by U.S. Securities Laws, the SEC, on or before the day such marketing materials are first provided to any potential investor;

(b)	not to provide any potential investor with any materials or information in relation to the Distribution of the Offered Securities or the Corporation other than: (i) such marketing materials that have been approved and filed in accordance with this Section 1; (ii) the Prospectus and any Prospectus Amendments; and (iii) any standard term sheets approved in writing by the Corporation and the Underwriter; and

(c)	that any marketing materials approved and filed in accordance with this Section 1 and any standard term sheets approved in writing by the Corporation and the Underwriters shall only be provided to potential investors in the Offering Jurisdictions where the provision of such marketing materials or standard term sheets does not contravene Applicable Securities Laws.

2.	Filing of the Prospectus

(a)	The Corporation shall, following the execution of this Agreement and not later than 5:00 p.m. (Toronto time) on the date hereof or such other time on the date hereof as otherwise agreed to by the Underwriter: (i) have prepared and filed the Preliminary Prospectus and other required documents with the Canadian Securities Regulators, (ii) elected to use the Passport System and designated the OSC as the principal regulator thereunder and (iii) have received a Preliminary Receipt for the Preliminary Prospectus within the timeframe prescribed by the Securities Act (Ontario).

(b)	The Corporation shall use its commercially reasonable efforts to satisfy all comments with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Corporation shall: (i) prepare and file the Final Prospectus and other required documents with the Canadian Securities Regulators on or before February 18, 2021, or such later date as otherwise agreed to by the Corporation and the Underwriter and (ii) use its commercially reasonable efforts to obtain a Final Receipt for the Final Prospectus dated on the same date as the Final Prospectus is filed.

(c)	In connection with filing of the Preliminary Prospectus and the Final Prospectus, the Corporation shall have allowed: (i) the Underwriter and its counsel to review and comment on all documents relevant to such filing; and (ii) the Underwriters and its counsel to conduct all due diligence investigations which the Underwriter may reasonably require in order to fulfill its obligations as underwriter in order to enable them to execute the certificates required to be executed by the Underwriter pursuant to Applicable Securities Laws in the Canadian Offering Jurisdictions.

(d)	Until the date on which the Distribution of the Offered Securities is completed, the Corporation will use commercially reasonable efforts to promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required or desirable under Applicable Securities Laws of the Canadian Offering Jurisdictions to continue to qualify the Distribution of the Offered Securities and the Broker Warrants, or, in the event that the Offered Securities and the Broker Warrants have, for any reason, ceased to so qualify, to so qualify again the Offered Securities and the Broker Warrants for Distribution in such Canadian Offering Jurisdictions.

3.	Covenants and Representations of the Underwriters

(a)	The Underwriter has complied and will comply, and shall require any Selling Firm with which the Underwriter has a contractual relationship in respect of the Distribution of the Offered Securities (including, for the avoidance of doubt, any U.S. Selling Group Member) to comply, with Applicable Securities Laws in connection with the Distribution of the Offered Securities. The Underwriter shall ensure that each Selling Firm agrees to comply with the covenants and obligations given by the Underwriter herein, to the extent applicable, and shall offer the Offered Securities for sale to the public in the Offering Jurisdictions directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriter agrees to obtain such an agreement of each Selling Firm. The Underwriter will offer, and shall require any Selling Firm to offer, for sale to the public and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold.

(b)	The Underwriter shall, and shall require any Selling Firm to agree to, distribute the Offered Securities in a manner which complies with and observes all Applicable Laws in each jurisdiction into and from which they may offer to sell Offered Securities or distribute the Prospectus or any Prospectus Amendment in connection with the Distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Prospectus or any Prospectus Amendment to any person in any jurisdiction other than in the Canadian Offering Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing or other similar requirements under the Applicable Laws relating to securities of such other jurisdictions.

(c)	All offer and sales of Offered Securities to Purchasers in the United States or to, or for the account or benefit of, U.S. Persons, will be made in compliance with the terms and conditions of this Agreement, specifically Schedule “A” of this Agreement.

(d)	The Underwriter shall: (i) use all reasonable efforts to complete the Distribution of the Offered Securities pursuant to the Prospectus as early as practicable but in any event no later than 42 days after the date of the Final Receipt; and (ii) promptly, and in any event within 42 days after the Closing Date (or 30 days after the Over-Allotment Closing Date, if applicable), notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased Distribution of the Offered Securities, including providing the Corporation with a breakdown of the number of Offered Securities distributed and proceeds received in each of the Canadian Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators.
(e)	The Underwriter shall deliver a copy of the Prospectus and any Prospectus Amendment to each Purchaser and the U.S. Memorandum to each Purchaser in the United States, U.S. Person and persons acting for the account or benefit of, a U.S. Person.

(f)	The Underwriter represents and warrants to the Corporation and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement that:
(i)	it is a valid and subsisting corporation, duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated;

(ii)	it holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(iii)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(iv)	all information reasonably requested by the Underwriter and its counsel in connection with the due diligence investigations of the Underwriter will be treated by the Underwriter and its counsel as confidential and will only be used in connection with the Offering;
(v)	it is an appropriately registered investment dealer under provincial securities laws, rules and regulations of the Canadian Offering Jurisdictions so as to permit it to lawfully fulfil its obligations hereunder; and

(vi)	it and each Selling Firm that is not registered as a broker-dealer under Section 15 of the U.S. Exchange Act will not offer or sell any of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons other than through a U.S. Selling Group Member or otherwise in compliance with Rule 15a-6 under the U.S. Exchange Act.
(g)	The representations and warranties of the Underwriter contained in this Agreement shall be true at the Closing Time and at any Over-Allotment Closing Time and they shall survive the completion of the transactions contemplated under this Agreement until the third anniversary of the Closing Date.

For the purposes of this Section 3, the Underwriter shall be entitled to assume that the Offered Securities are qualified for Distribution in any Canadian Offering Jurisdiction where the Final Receipt shall have been obtained pursuant to the Passport System following the filing of the Final Prospectus.
The Corporation understands and agrees that the Underwriter may arrange for Purchasers in jurisdictions other than Canada and the United States, on a private placement basis and provided that the purchase of such Offered Securities does not contravene the Applicable Securities Laws of the jurisdiction where the Purchaser is resident and provided that such sale does not trigger: (i) any obligation to prepare and file a prospectus, registration statement or similar disclosure document; or (ii) any registration or other obligation on the part of the Corporation including, but not limited to, any continuing obligation in that jurisdiction.

4.	Deliveries

(a)	The Corporation shall deliver, or cause to be delivered to the Underwriter, without charge:
(i)	concurrently with the filing of each of the Preliminary Prospectus and the Final Prospectus, as the case may be, a copy of the Preliminary Prospectus, the Final Prospectus and the U.S. Memorandum, each signed and certified as required by Applicable Securities Laws;

(ii)	contemporaneously with the filing of the Final Prospectus, a copy of any other document required to be filed or that is otherwise delivered by the Corporation in respect of the Offering under the laws of each of the Offering Jurisdictions in compliance with Applicable Securities Laws, to the extent not available on SEDAR;

(iii)	prior to the filing of the Final Prospectus, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Unit Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Broker Warrant Shares have been approved for listing subject only to satisfaction by the Corporation of the Standard Listing Conditions;

(iv)	contemporaneously with, prior to, or as soon as reasonably practicable after the filing of the Final Prospectus but in any event prior to the Closing Date, copies of the correspondence indicating that the NASDAQ has been properly notified of the listing of the Unit Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Broker Warrant Shares on the NASDAQ;
(v)	contemporaneously with, or prior to, the filing of the Final Prospectus, a “long form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriter, addressed to the Underwriter from the Corporation’s Auditors with respect to financial and accounting information relating to the Corporation contained in the Final Prospectus, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the Corporation’s Auditors consent letter addressed to the Canadian Securities Regulators; and

(vi)	prior to the filing of any Prospectus Amendment with the Canadian Securities Regulators, a copy of such Prospectus Amendment signed and certified as required by Applicable Securities Laws of the Canadian Offering Jurisdictions. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriter and its counsel, with respect to such Prospectus Amendment, opinions, comfort letters and such other documentation substantially equivalent or similar to those referred to in this Section 4, as appropriate or reasonably requested by the Underwriter in the circumstances.
(b)	Delivery of the Prospectus, the U.S. Memorandum and any Prospectus Amendment shall constitute a representation and warranty by the Corporation to the Underwriter that, as at the date of the Prospectus, the U.S. Memorandum or Prospectus Amendment, as the case may be: (i) all information and statements (except information and statements relating solely to the Underwriter and provided by the Underwriter in writing) contained in the Prospectus, the U.S. Memorandum and any Prospectus Amendments are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities; (ii) no material fact or information has been omitted from such disclosure (except facts or information relating solely to the Underwriter and provided by the Underwriter in writing) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; (iii) such documents comply in all material respects with the requirements of the Applicable Securities Laws of the Canadian Offering Jurisdictions, and have been filed (and a receipt or notice of effectiveness of such filing will be obtained) in each of the Canadian Offering Jurisdictions, as applicable; and (iv) except as set forth or contemplated in the Prospectus, the U.S. Memorandum or any Prospectus Amendment, there has been no material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation since the end of the period covered by the Financial Statements. Such deliveries shall also constitute the Corporation’s consent to the use by the Underwriter and any Selling Firm of the Prospectus, the U.S. Memorandum and any Prospectus Amendment in connection with the Distribution of the Offered Securities in the Offering Jurisdictions in compliance with this Agreement and Applicable Securities Laws.

(c)	The Corporation will cause to be delivered to the Underwriter, at those delivery points as the Underwriter may reasonably request, as soon as possible and in any event no later than 12:00 p.m. (Toronto time) on the next Business Day following the day on which the Corporation has obtained (or by 5:00 p.m. (Toronto time) on the second Business Day for deliveries outside of Toronto) (i) the Preliminary Receipt for the Preliminary Prospectus, and (ii) the Final Receipt for the Final Prospectus, and thereafter from time to time during the distribution of the Offered Securities, as many commercial copies of the Preliminary Prospectus, the Final Prospectus and/or the U.S. Memorandum as the Underwriter may reasonably request. The Corporation shall similarly cause to be delivered commercial copies of any Prospectus Amendment.

(d)	The Corporation shall deliver copies of all other documents resulting or related to the Corporation taking all other steps and proceedings that may be necessary in order to qualify the Offered Securities for Distribution in each of the Offering Jurisdictions by the Underwriter.

5.	Material Change During Distribution
(a)	During the Distribution of the Offered Securities, the Corporation shall promptly notify the Underwriter in writing of:
(i)	any material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation;

(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in the Prospectus had the fact arisen or been discovered on, or prior to, the date of the Prospectus; and
(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Prospectus or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render the Prospectus untrue or misleading in any material respect or to result in any misrepresentation in the Prospectus, including as a result of any of the Prospectus containing or incorporating by reference an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or not misleading in the light of the circumstances in which it was made, or which could result in the Prospectus not complying with the Applicable Securities Laws of any Canadian Offering Jurisdiction.
(b)	The Corporation will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of other Applicable Securities Laws in the Canadian Offering Jurisdictions, and the Corporation will prepare and will file any Prospectus Amendment, which, in the opinion of the Underwriter and its counsel, acting reasonably, may be necessary to continue to qualify the Offered Securities for Distribution in each of the Canadian Offering Jurisdictions.

(c)	In addition to the provisions of Section 5(a) and Section 5(b), the Corporation shall, in good faith, discuss with the Underwriter any fact or change in circumstances (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this section and shall consult with the Underwriter with respect to the form and content of any amendment or other Prospectus Amendment proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Prospectus Amendment shall be filed with any Securities Regulator prior to the review thereof by the Underwriter and its counsel, acting reasonably.

6.	Covenants of the Corporation
The Corporation hereby covenants to the Underwriter that the Corporation:
(a)	shall advise the Underwriter, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, Final Prospectus and any Prospectus Amendment has been filed with the Canadian Securities Regulators, and Passport Receipts for the filings with the Canadian Securities Regulators have been obtained pursuant to the Passport System and will provide evidence reasonably satisfactory to the Underwriter of each such filing and copies of such receipts;

(b)	shall prior to the Closing Time and the Over-Allotment Closing Time, allow the Underwriter and its counsel to conduct all due diligence which the Underwriter may reasonably require or consider necessary or appropriate in order to fulfill the Underwriter’s obligations as registrants to complete the Offering as provided herein. The Corporation will provide to the Underwriter and its counsel reasonable access to the Corporation’s properties (if any), senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry the Underwriter and its counsel may conduct, the Corporation shall also make available its directors, senior management and counsel to answer any questions which the Underwriter may have and to participate in one or more due diligence sessions to be held prior to the Closing Date and any Over-Allotment Closing Date, if applicable (collectively, the “Due Diligence Session”). The Underwriter shall distribute a list of written questions in advance of each Due Diligence Session;

(c)	shall forthwith advise the Underwriter of, and provide the Underwriter with copies of, any written communications relating to:
(i)	the issuance by any Securities Regulators, of any order suspending or preventing the use of the Prospectus or any cease trading or stop order or any halt in trading relating to the Common Shares or the institution or threat of any proceedings for that purpose; and

(ii)	the receipt of any material communication from any Securities Regulators or other authority relating to the Prospectus or the Offering;
(d)	shall use its commercially reasonable efforts to prevent the issuance of any order referred to in Section 6(c)(i) above and, if issued, shall forthwith take all reasonable steps which it is able to take and which may be necessary or desirable in order to obtain the withdrawal thereof as soon as is reasonably practicable;

(e)	shall use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws of each of the Canadian Offering Jurisdictions for as long as any Warrants and/or Broker Warrants remain outstanding, other than in a business combination or similar transaction where all the outstanding securities of the Corporation have been exchanged for cash or the securities of another issuer which is a reporting issuer under any Applicable Securities Laws;

(f)	shall use its commercially reasonable efforts to maintain the listing of the Common Shares on the Exchanges or such other recognized stock exchange or quotation system as the Underwriter may approve, acting reasonably, for as long as any Warrants and/or Broker Warrants remain outstanding, other than in a business combination or similar transaction where all the outstanding securities of the Corporation have been exchanged for cash or the securities of another issuer which is a reporting issuer under any Applicable Securities Laws;

(g)	shall use its commercially reasonable efforts to ensure that the Unit Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Broker Warrant Shares will be conditionally approved for listing on the TSX upon their issue, subject only to Standard Listing Conditions, and that the NASDAQ be properly notified of the listing of the Unit Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Broker Warrant Shares on the NASDAQ such that such securities are listed on the NASDAQ by the Closing Date and Over-Allotment Closing Date, as applicable;

(h)	shall use the net proceeds of the Offering in the manner and subject to the qualifications described in the Prospectus under the heading “Use of Proceeds”; and

(i)	shall, as soon as practicable, use its commercially reasonable efforts to receive all necessary consents to the transactions contemplated herein.
7.	Representations and Warranties of the Corporation
The Corporation hereby represents and warrants to the Underwriter that as at the date hereof:

(a)	the Corporation has been duly incorporated, continued or amalgamated and is validly existing under the laws of its governing jurisdiction, has all requisite power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement, the Warrant Indenture (upon execution and delivery thereof), the Warrant Certificates (upon execution and delivery thereof), the Broker Warrant Certificates (upon execution and delivery thereof) and any other document, filing, instrument or agreement delivered in connection with the Offering, and to carry out its obligations hereunder and thereunder;

(b)	no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation to which the Corporation is a party or of which the Corporation has knowledge;

(c)	the Corporation does not beneficially own, or exercise control or direction over, 10% or more of the outstanding voting shares of any company other than the Subsidiary;

(d)	the Corporation directly beneficially owns all of the outstanding shares in the capital of the Subsidiary as disclosed in the Prospectus free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and all such shares in the capital of the Subsidiary have been duly authorized and validly issued and are outstanding as fully paid shares and subject to no further call for contribution and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any such shares or for the issue or allotment of any unissued securities in the capital of the Subsidiary or any other security convertible into or exchangeable for any such securities in the capital of the Subsidiary;
(e)	the Subsidiary is a corporation duly organized and validly existing under the laws of its governing jurisdiction in which it was incorporated, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licenses and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(f)	neither the Corporation nor the Subsidiary is (i) in default or in breach of the constating documents or resolutions of its directors or shareholders or (ii) in default of any material obligations under any Material Agreement or other document to which the Corporation and/or the Subsidiary is a party or by which the Corporation and/or the Subsidiary is bound;

(g)	all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for the execution and delivery of this Agreement and the sale of the Offered Securities, and the consummation of the transactions contemplated hereby, have been made or obtained or will be obtained prior to the Closing Date, as applicable, subject only to the Standard Listing Conditions and any post-Closing notice filings required under applicable U.S. Securities Laws;

(h)	upon the execution and delivery thereof, each of this Agreement, the Warrant Indenture, the Warrant Certificates and the Broker Warrant Certificates shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Laws;
(i)	the currently issued and outstanding Common Shares are listed and posted for trading on the Exchanges and no order ceasing or suspending trading in the Common Shares or prohibiting the trading of any of the Common Shares has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

(j)	the definitive form of certificate representing the Common Shares complies with the requirements of the Business Corporations Act (Ontario), complies with the requirements of the TSX Company Manual and does not conflict with the constating documents of the Corporation;

(k)	the Financial Statements:
(i)	have been prepared in accordance with international financial reporting standards in Canada consistently applied throughout the period referred to therein;

(ii)	contain no misrepresentation and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation as at such dates and results of operations of the Corporation for the periods then ended; and

(iii)	contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation,

and there has been no change in accounting policies or practices of the Corporation since December 31, 2019;
(l)	the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of the Common Shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities;

(m)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiary have been paid except where the failure to pay such taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiary have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where such failure would not have a Material Adverse Effect. The Corporation has not received any written notice regarding examination of any tax return of the Corporation or the Subsidiary currently in progress and the Corporation has no knowledge of any facts that could give rise to any such examination and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Corporation or the Subsidiary except where such examinations would not have a Material Adverse Effect;

(n)	the Scientific Research and Experimental Development (“SR&ED”) credits receivable as described in the Prospectus and any other SR&ED credits otherwise applied for by the Corporation are based on underlying work, expenses and claims of the Corporation giving rise to such SR&ED credits which satisfy the requirements of the Income Tax Act (Canada) in order for the Corporation to claim or have claimed such SR&ED credits, and to the knowledge of the Corporation there are no facts, circumstances or basis upon which the applicable taxing authority could reject, disallow, adversely reassess or deny the Corporation any such SR&ED credits, except (i) as disclosed in Note 8 of the Annual Financial Statements and (ii) as otherwise disclosed to the Underwriter in writing;

(o)	the Corporation’s Auditors, which are the auditors who audited the Annual Financial Statements and who provided their audit report thereon, are independent public accountants under Applicable Securities Laws of the Canadian Offering Jurisdictions and there has never been a “reportable disagreement” (within the meaning of NI 51-102) between the Corporation and the Corporation’s Auditors;

(p)	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:
(i)	transactions are executed in accordance with management’s general or specific authorization;

(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with international financial reporting standards and to maintain accountability for assets;

(iii)	access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv)	the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(q)	the Corporation is in compliance with the certification requirements contained in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to the Corporation’s annual and interim filings with Canadian Securities Regulators;

(r)	the audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees;

(s)	except as disclosed in the Prospectus, there are no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, securities in the capital of the Corporation or the Subsidiary that are outstanding and no person is entitled to any pre-emptive or any similar rights to subscribe for any of Common Shares or other securities of the Corporation or the Subsidiary;

(t)	all information which has been prepared by the Corporation relating to the Corporation and the Subsidiary and their respective business, properties and liabilities that is or has been publicly disclosed or otherwise provided to the Underwriter or its counsel, including any investor or corporate presentations posted on the Corporation’s website, and all financial, marketing, sales and operational information, is, as of the date of such information, true and correct in all material respects, contains no misrepresentation and no fact or facts have been omitted therefrom which would make such information misleading;

(u)	except as properly disclosed in the Prospectus, the Corporation or the Subsidiary has not approved, has not entered into any agreement in respect of, and to the knowledge of the Corporation there are no facts or circumstances in respect of:

(i)	the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii)	the issuance of any securities of the Corporation or the Subsidiary or a right of first refusal with respect to the issuance by the Corporation or the Subsidiary of any securities;

(iii)	any change in control of the Corporation (whether by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Corporation);

(iv)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation; or

(v)	an agreement in force or having the effect of which in any manner affects or will affect the voting or control of any of the securities of the Corporation or the Subsidiary;
(v)	no legal or governmental proceedings are pending to which the Corporation or the Subsidiary is a party or to which its property is subject that would result individually or in the aggregate in a Material Adverse Effect and, to the knowledge of the Corporation, no such proceedings have been threatened against, or are contemplated with respect to, the Corporation or the Subsidiary or its properties;

(w)	except as disclosed in the Prospectus, each of the Corporation and the Subsidiary is the legal and beneficial owner, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, of their respective interests in personal property referred to as owned by it in the Prospectus, and all material agreements under which each of the Corporation and the Subsidiary holds an interest in personal property are in good standing according to their terms;

(x)	the minute books and records of the Corporation made available to the Underwriter and its counsel in connection with its due diligence investigations of the Corporation are all of the minute books and records of the Corporation and contain copies of all material proceedings of the shareholders, the board of directors and all committees of the board of directors of the Corporation to the date of review of such corporate records and minute books, and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Corporation not reflected in such minute books and other records;

(y)	the Corporation is, and will be at the Closing Time and any Over-Allotment Closing Time, an Eligible Issuer and a reporting issuer under Applicable Securities Laws in the Canadian Offering Jurisdictions, and the Corporation is not in default in any material respect of any requirement of Applicable Securities Laws and the Corporation is not included in a list of defaulting reporting issuers maintained by the applicable Securities Regulators. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since January 1, 2016, no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed, except to the extent that the Offering and the transactions contemplated thereunder may constitute a material change;

(z)	the execution and delivery of each of this Agreement, the Warrant Indenture, the Warrant Certificates and the Broker Warrant Certificates and the compliance with all provisions contemplated thereunder, the Offering and sale of the Offered Securities and the issuance of the Offered Securities and the Broker Warrants does not and will not:
(i)	require the consent, approval, authorization, registration or qualification of or with any governmental authority, Securities Regulator, Regulatory Authority or other third party (in each case in the Offering Jurisdictions), except: (A) such as have been obtained; or (B) such as may be required and will be obtained by the Closing Time on the Closing Date;

(ii)	result in a breach of, or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:
(A)	any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, board of directors or any committee of the board of directors of the Corporation;

(B)	any Applicable Law applicable to the Corporation, including the Applicable Securities Laws, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation; or

(C)	any Material Agreement; or
(iii)	give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the Subsidiary or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or the Subsidiary or any of its properties;
(aa)	the authorized capital of the Corporation consists of an unlimited number of Common Shares of which, as of the close of business on February 5, 2021, 99,478,172 Common Shares are issued and outstanding as fully paid and non-assessable;

(bb)	other than as contemplated hereby, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee in connection with the Offering;

(cc)	all material disclosure filings required to be made by the Corporation pursuant to Applicable Securities Laws of the Canadian Offering Jurisdictions and the United States have been made and such disclosure and filings contained no material misrepresentation as at the respective dates thereof;

(dd)	all forward-looking information and statements of the Corporation contained in the Prospectus and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made or based on assumptions that are reasonable;
(ee)	the statistical, industry and market related data included in the Prospectus are derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data agrees in all material respects with the sources from which it was derived;

(ff)	the Corporation has no knowledge of any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation;

(gg)	each of the Corporation and the Subsidiary is in material compliance with all Applicable Laws relating to employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect, and has not and is not engaged in any unfair labour practice;

(hh)	except as disclosed in the Prospectus, there has not been and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect;

(ii)	there have not been and there are not currently any material disagreements with any of the employees of the Corporation or the Subsidiary which are adversely affecting the carrying on of the business of the Corporation or the Subsidiary;

(jj)	except as disclosed in the Prospectus, other than as mandated by a governmental entity, as at the date of this Agreement, there has been no closure or suspension to the operations of the Corporation or the Subsidiary as a result of the COVID-19 pandemic. The Corporation has been monitoring the COVID-19 pandemic and the potential impact at all of their respective operations and have followed guidelines of applicable public health authorities;

(kk)	the Corporation does not have any loans or other indebtedness outstanding which have been made to any of its officers, directors or employees, past or present, any known holder of more than 10% of any class of shares of the Corporation, or any person not dealing at arm’s length with the Corporation that are currently outstanding;

(ll)	none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of shares of the Corporation, or any associate or affiliate of any of the foregoing persons, had or has any material interest, direct or indirect, in any transaction or any proposed transaction that was or is material to the Corporation;

(mm)	the Corporation maintains insurance covering the properties, operations, personnel and businesses of the Corporation as the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in the reasonable opinion of management of the Corporation to protect the Corporation and the business of the Corporation; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date; and the Corporation has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires;

(nn)	the Corporation and the Subsidiary (i) is in compliance with any and all Applicable Laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received all permits, licenses or other approvals required under applicable Environmental Laws to conduct its business, (iii) is in compliance with all terms and conditions of any such permit, license or approval, (iv) to the knowledge of the Corporation, there have been no past, and there are no pending or threatened claims, complaints, notices or requests for information received by the Corporation with respect to any alleged material violation of any Environmental Law, and (v) to the knowledge of the Corporation, no conditions exist at, on or under which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law; except where such non-compliance, failure to receive a permit, licence or other approval, claim or condition would not, singly or in the aggregate, have or would be expected to have a Material Adverse Effect on the Corporation;

(oo)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any Securities Regulators and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any Securities Regulators;

(pp)	the Corporation has not made any loans to, or guaranteed the obligations of, any person;

(qq)	with respect to each of the premises of the Corporation and/or the Subsidiary which is material to the Corporation and which the Corporation and/or the Subsidiary occupies as tenant (the “Leased Premises”), the Corporation and/or the Subsidiary has the right to occupy and use such Leased Premises, and each of the leases pursuant to which the Corporation and/or the Subsidiary occupies the Leased Premises are in good standing and in full force and effect, and neither the Corporation, the Subsidiary nor any other party thereto is in breach of any material covenants, conditions or obligations contained therein;

(rr)	there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, including, for the avoidance of doubt, any Regulatory Authority, now pending or threatened against or affecting the Corporation, which would cause a Material Adverse Effect;

(ss)	the Transfer Agent at its principal offices in the City of Toronto has been duly appointed as registrar and transfer agent for the Common Shares;

(tt)	neither the Corporation, the Subsidiary, nor to the knowledge of the Corporation, any director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or the Subsidiary has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any applicable anti-bribery, export control and economic sanctions laws including any provision of the Corruption of Foreign Officials Act (Canada) or the United States Foreign Corrupt Practice Act; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(uu)	each of the Corporation and the Subsidiary holds all of the permits, licenses and like authorizations necessary for it to carry on its business in each jurisdiction where such business is carried on that are material to the conduct of the business of the Corporation (as such business is currently conducted), including, but not limited to, permits, licenses and like authorizations from Regulatory Authorities (collectively, the “Material Permits”); all such Material Permits which are so required are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in a materially adverse manner the operation of the business of the Corporation, as now carried on or proposed to be carried on, as set out in the Prospectus, and the Corporation and/or the Subsidiary is not in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Material Permits in good standing;

(vv)	each of the Corporation and the Subsidiary is and at all times has been in material compliance with each Material Permit held by it and is not in violation of, or in default under, any such Material Permit in any material respect, except in any case where the Corporation has received a valid and effective waiver of such violation or default;

(ww)	all clinical studies, tests and trials conducted by or on behalf of the Corporation and/or the Subsidiary that have been or will be submitted to any governmental entity, including any Regulatory Authority, including in Canada, the United States of America and the European Union, in connection with any Material Permits, have been conducted by the Corporation and/or the Subsidiary or, to the knowledge of the Corporation, have been conducted on behalf of the Corporation and/or the Subsidiary, in compliance in all material respects with applicable experimental protocols, procedures and controls pursuant to generally accepted professional scientific standards and applicable local, provincial, state, federal and foreign legal requirements, rules and regulations (including Applicable Laws administered by the Regulatory Authorities);

(xx)	the results of any clinical studies, tests and trials described in the Prospectus conducted by the Corporation and/or Subsidiary, and those conducted on behalf of the Corporation and/or the Subsidiary to the knowledge of the Corporation, are accurate and complete in all material respects and, to the knowledge of the Corporation, there are no other trials, studies or tests, the results of which could reasonably call into question the results described or referred to in the Prospectus; and the Corporation and/or the Subsidiary have not received any notices or other correspondence from such Regulatory Authorities or any other governmental agency or any other person requiring the termination, suspension or material modification of any research, pre-clinical and clinical validation studies or other studies and tests that are described in the Prospectus or the results of which are referred to therein;

(yy)	the Corporation IP is all of the Intellectual Property currently owned or used by the Corporation except (i) with respect to Intellectual Property to which ownership is not statutorily protected, (ii) reversionary and moral rights and (iii) Licensed IP. Other than what is provided for in agreements filed on SEDAR on June 4, 2020, the Corporation is the sole legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in and to all Corporation IP listed free and clear of all encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interest of any kind or nature, and the Corporation has no knowledge of any claim of adverse ownership in respect thereof;

(zz)	to the Corporation’s knowledge, there is no Intellectual Property, other than the Intellectual Property which the Corporation owns and licenses, that is required to permit the Corporation to substantially carry on its present business as described in the Prospectus, and the Corporation has no knowledge of any Intellectual Property owned by another person that is required to permit the Corporation to substantially carry on its business as described in the Prospectus and to which the Corporation knows it cannot obtain a license;

(aaa)	the Corporation has not received any notice or claim (whether written, oral or otherwise) challenging the Corporation’s ownership or right to use any of the Corporation IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Corporation, is there a reasonable basis for any claim that any person other than the Corporation has any claim of legal or beneficial ownership or other claim or interest in any of the Corporation IP;

(bbb)	all active Applied for Corporation IP and active Registered Corporation IP is, to the knowledge of the Corporation, in good standing, is recorded in the name of the Corporation and has been filed in a timely manner in the appropriate offices to preserve the rights thereto (if any) and, in the case of a provisional application, the Corporation confirms that all right, title and interest in and to the potential invention(s) disclosed in such application have been or as of the Closing Date will be assigned in writing (without any express right to revoke such assignment) to the Corporation. To the knowledge of the Corporation, there has been no public disclosure, sale or offer for sale by the Corporation of any invention described in each of the Corporation IP anywhere in the world that would prevent the valid issue of a registration from that Corporation IP in the corresponding jurisdiction;

(ccc)	all material prior art or other information known to the Corporation relating to the Corporation IP has been disclosed to the appropriate offices if and to the extent such disclosure is required to comply with the Applicable IP Laws in the jurisdictions where the corresponding applications are pending;

(ddd)	to the knowledge of the Corporation, all active Registered Corporation IP has been filed, prosecuted and obtained in accordance with the corresponding Applicable IP Laws and is currently in effect and in compliance with such Applicable IP Laws;
(eee)	to the knowledge of the Corporation, and except for (i) provisional patent applications which were filed more than one year ago, (ii) any inactive Intellectual Property identified otherwise disclosed in the Prospectus and/or the Disclosure Record, and (iii) where intentionally expired, terminated or abandoned in the ordinary course by the Corporation’s business, no Applied for Corporation IP or Registered Corporation IP has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained;

(fff)	to the knowledge of the Corporation, the conduct of the business of the Corporation (including the use or other exploitation of the Corporation IP by the Corporation or other licensees) has not infringed, violated or misappropriated any Intellectual Property right of any person;

(ggg)	the Corporation is not a party to any legal action or legal proceeding, nor has the Corporation received notice of any legal action or legal proceeding being threatened, that alleges that any current or proposed conduct of the Corporation’s business (including the use or other exploitation of any Corporation IP by the Corporation or any customers, distributors or other licensees) has or will infringe, violate or misappropriate any Intellectual Property right of any person;

(hhh)	to the knowledge of the Corporation, no person has infringed upon, misappropriated, illegally exported, or violated any of the Corporation’s rights in the Corporation IP;

(iii)	the Corporation has entered into agreements pursuant to which the Corporation has been granted licenses or permissions to one or more of make, use, reproduce, sub license, manufacture, sell, modify, update, enhance or otherwise exploit the Licensed IP to the extent required to operate the business of the Corporation currently conducted (including, if required, the right to incorporate such Licensed IP into the Corporation’s products) as described in the Prospectus;

(jjj)	to the extent that any of the non-publicly disclosed Corporation IP is disclosed to any person or any person has access to such Corporation IP (including any employee, officer, shareholder or consultant of the Corporation), the Corporation has entered into an agreement which contains customary terms and conditions with respect to the use and disclosure of such Corporation IP. In each case in accordance with their respective terms, neither the Corporation nor, to the knowledge of the Corporation, any other person is in default of its obligations thereunder with respect to the terms and conditions relating to use and disclosure of Corporation IP;

(kkk)	the Corporation has taken all actions that it is contractually obligated to take and all actions that are customary and reasonable to protect the confidentiality of the Corporation IP that it treats as confidential;

(lll)	to the knowledge of the Corporation, it is not, and will not be, necessary for the Corporation to utilize any Intellectual Property owned by or in possession of any of its employees that was made prior to their employment with the Corporation in a manner that is in violation of the rights of such employee or the rights of his or her prior employers;

(mmm)	the Corporation has not received any opinion from its legal counsel that any of the active Registered Corporation IP or Applied for Corporation IP is clearly, but not as a result of any prior art, invalid, unregistrable, or unenforceable in the case of Registered Corporation IP;
(nnn)	the Corporation has not received any grant relating to research and development which is subject to repayment in whole or in part or to conversion to debt upon sale of any Common Shares or which may affect the right of ownership of the Corporation in the Corporation IP;

(ooo)	the Corporation requires each of its employees and consultants to execute a non-disclosure agreement containing customary terms and conditions for agreements of this nature, and all current employees and consultants of the Corporation have executed such an agreement, and, to the knowledge of the Corporation, all past employees and consultants of the Corporation have executed such an agreement;

(ppp)	all of the present and past employees of the Corporation, and all of the present and past consultants, contractors and agents of the Corporation performing services relating to the conception, discovery, making or development of the Corporation IP, have entered into a written agreement assigning or requiring assignment to the Corporation of, or confirming that the Corporation owns all right, title and interest in and to all such Intellectual Property and, with respect to any Corporation IP in which moral rights subsist, waiving all moral rights in such Intellectual Property in favour of the Corporation;

(qqq)	any and all fees or payments required to keep the Registered Corporation IP active have been paid, except those which the Corporation has decided to let lapse;

(rrr)	there are no ongoing Intellectual Property disputes, settlement negotiations, settlement agreements or communications relating to the foregoing between the Corporation and any other persons relating to or potentially relating to the business of the Corporation which have not been resolved;

(sss)	other than what is provided for in the agreements filed on SEDAR on June 4, 2020, the Corporation has no knowledge of any reason why it would not be entitled to make use of or commercially exploit the Corporation IP. With respect to any license that is material to its business by which the Corporation has obtained the rights to exploit, in any way, the Licensed IP rights or by which the Corporation has granted to any third party the right to so exploit such Licensed IP:
(i)	such license is in operation and enforceable in accordance with its terms, except to the extent that enforceability may be limited by: (A) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally; or (B) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and no event of default has occurred and is continuing under any such license or agreement;

(ii)	(A) the Corporation has not received any notice of termination or cancellation under such license, and no party thereto has any right of termination or cancellation thereunder except in accordance with its terms; (B) the Corporation has not received any notice of a breach or default under such license which breach or default has not been cured; and (C) the Corporation has not granted to any other person any rights contrary to, or in conflict with, the terms and conditions of such license;

(iii)	the Corporation has no knowledge of any other party to such license or agreement that is in breach or default thereof, and has no knowledge of any event that has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under such license or agreement;
(ttt)	the Corporation and the Subsidiary have conducted and are conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which it carries on business and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such Applicable Laws which would have a Material Adverse Effect;

(uuu)	none of the Corporation nor any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the United States Securities Exchange Commission pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder;

(vvv)	the operations of the Corporation and the Subsidiary are and have been conducted at all times in compliance with, in each case to the extent applicable, the financial recordkeeping and reporting requirements of the United States Currency and Foreign Transactions Reporting Act of 1970, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the anti-money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened; and

(www)	neither the Corporation, the Subsidiary nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or the Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
8.	Closing
The purchase and sale of the Offered Securities shall be completed at the Closing Time and/or any Over-Allotment Closing Time, as applicable, at the offices of counsel to the Corporation, Borden Ladner Gervais LLP, Toronto, Ontario, or at such other place or places as the Underwriter and the Corporation may agree. At the Closing Time and/or any Over-Allotment Closing Time, the Corporation shall: (i) deliver to the Underwriters certificates in definitive form and/or book-entry only securities in accordance with the “non-certificated inventory” rules and procedures of CDS representing the Offered Securities registered in the name of CDS & Co. or in such other name or names as shall be designated by the Underwriter; and (ii) with respect to Purchasers that are U.S. Persons, purchasing Offered Securities in the United States or for the account or benefit of a U.S. Person that are IAIs who are not otherwise QIBs or which have expressly requested Warrant Certificates, deliver to the Underwriter, Warrant Certificates and certificates evidencing Unit Shares registered as the Underwriter may direct the Corporation in writing, against payment by the Underwriter to the Corporation of the aggregate purchase price payable to the Corporation for the Offered Securities by certified cheque, bank draft or wire transfer. The payment made to the Corporation will be net of the Underwriter’s Fees and net of amounts payable to the Underwriter’s legal counsel, Baker & McKenzie LLP, and out-of-pocket expenses of the Underwriter incurred in connection with the Offering (which expenses shall be borne by the Corporation), as more fully set out in Section 15. In addition, the Corporation shall, at the Closing Time and/or any Over-Allotment Closing Time, as applicable, issue to the Underwriter the Broker Warrant Certificates.

9.	Closing Conditions

The Underwriter’s obligation to complete the Closing at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement and in certificates required to be delivered by the Corporation hereunder as of the date of this Agreement and as of the Closing Date, the performance by the Corporation of its obligations under this Agreement and the following conditions:
(a)	the Underwriter shall have received an opinion, dated the Closing Date, from the Corporation’s Canadian counsel and any other local Canadian counsel, in form and substance satisfactory to the Underwriter, acting reasonably (it being understood that such counsel may rely to the extent appropriate in the circumstance: (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of public officials) with respect to the following matters (with such opinions being subject to usual and customary assumptions and qualifications, including the qualifications set out below):
(i)	as to the incorporation and subsistence of the Corporation under the laws of the Province of Ontario and as to the corporate power of the Corporation to carry out its obligations under this Agreement and to issue the securities as contemplated by this Agreement;

(ii)	as to the authorized and issued capital of the Corporation;

(iii)	that the Corporation has all requisite corporate power and authority under the laws of its jurisdiction of incorporation to carry on its business and to own or lease its properties and assets as described in the Prospectus;

(iv)	that none of the execution and delivery of this Agreement, the Warrant Indenture, the Warrant Certificates, and the Broker Warrant Certificates and the performance by the Corporation of its obligations hereunder, or the sale or issuance of the Unit Shares, the Warrants, the Warrant Shares, the Broker Warrants, the Broker Warrant Shares, the Over-Allotment Shares, the Over-Allotment Warrants and the Over-Allotment Warrant Shares will conflict with or result in any breach of the articles or by-laws of the Corporation;

(v)	that each of this Agreement, the Warrant Indenture, the Warrant Certificates, and the Broker Warrant Certificates have been duly authorized and executed and delivered by the Corporation, and constitutes a valid and legally binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by Applicable Law;

(vi)	all necessary corporate action has been taken by the Corporation to authorize: (A) the execution and delivery of the Prospectus and the filing of such documents as are required under Applicable Securities Laws in each of the Canadian Offering Jurisdictions; and (B) the use, delivery and if applicable, the filing of the U.S. Memorandum;

(vii)	no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or securities regulatory authority having jurisdiction is required at this time for the execution and delivery by the Corporation of this Agreement, the Warrant Indenture, the Warrant Certificates or the Broker Warrant Certificates and the performance of its obligations hereunder and thereunder, except for such as have been made or obtained;

(viii)	that the Unit Shares have been validly issued as fully paid and non-assessable Common Shares;

(ix)	that the Warrants the Over-Allotment Warrants and Broker Warrants have been duly and validly created and issued;
(x)	that the Warrant Shares have been authorized and allotted for issuance and, upon the issuance of the Warrant Shares following due exercise of the Warrants in accordance with the terms thereof and the payment of the exercise price therefor, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(xi)	that the Broker Warrant Shares have been authorized and allotted for issuance and, upon the issuance of the Broker Warrant Shares following due exercise of the Broker Warrants in accordance with the terms thereof and the payment of the exercise price therefor, the Broker Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(xii)
that the Over-Allotment Shares have been authorized and allotted for issuance and, upon the issuance of the Over-Allotment Shares following due exercise of the Over-Allotment Option in accordance with the terms thereof and the payment of the exercise price therefor, the Over-Allotment Shares will be validly issued as fully paid and non-assessable Common Shares;

(xiii)	that the Over-Allotment Shares have been authorized and allotted for issuance and, upon the issuance of the Over-Allotment Shares following due exercise of the Over-Allotment Option in accordance with the terms thereof and the payment of the exercise price therefor, the Over-Allotment Shares will be validly issued as fully paid and non-assessable Common Shares;

(xiv)	all approvals, permits, consents, orders and authorizations have been obtained, all necessary documents have been filed and all other legal requirements have been fulfilled under Applicable Securities Laws of the Canadian Offering Jurisdictions to qualify the issuance or Distribution and sale of the Offered Securities to the public in each of the Canadian Offering Jurisdictions and the Broker Warrants to the Underwriter and to permit the issuance, sale and delivery of the Offered Securities to the public through dealers registered under the Applicable Laws of each of the Canadian Offering Jurisdictions who have complied with the relevant provisions of such laws and the terms of their registration;

(xv)	subject to the qualifications, assumptions, limitations and understandings set out therein, the statements set out in the Prospectus, under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” are true and correct as at the date of the Prospectus;
(xvi)	that the attributes of the Common Shares conform in all material respects with the description thereof contained in the Prospectus;

(xvii)	that the Offering has been conditionally accepted by the TSX, subject only to Standard Listing Conditions; and

(xviii)	the Unit Shares, Warrant Shares, Over-Allotment Warrant Shares, Over-Allotment Shares and Broker Warrant Shares have been duly authorized by the Corporation for listing and trading on NASDAQ and the TSX.
(b)	the Underwriter shall have received an opinion, dated the Closing Date, of the, Corporation’s U.S. counsel, Dorsey & Whitney LLP, in form and substance satisfactory to the Underwriter, acting reasonably (it being understood that such counsel may rely to the extent appropriate in the circumstance: (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation; and (ii) as to matters of fact not independently established, on certificates of public officials) with respect to the following matters (with such opinions being subject to usual and customary assumptions and qualifications, including the qualifications set out below):
(i)	as to the incorporation and subsistence of the Subsidiary under the laws of the State of Delaware;

(ii)	as to the authorized and issued capital of the Subsidiary;

(iii)	that the Subsidiary has all requisite corporate power and authority under the laws of its jurisdiction of existence to carry on its business as presently carried on and as proposed to be carried on and to own or lease its properties and as assets, each as described in the Prospectus; and

(iv)	if any of the Offered Securities are sold in the United States or to, or for the account or benefit of, U.S. Persons, a favourable legal opinion, to the effect that registration of the Offered Securities offered and sold in the United States, or to, or for the account or benefit of, U.S. Persons in accordance with this Agreement (including Schedule “A” hereto) will not be required under the U.S. Securities Act, it being understood that no opinion shall be expressed as to any subsequent resale of any Offered Securities.
(c)	the Underwriter shall have received the Unit Shares, the Warrants, and the Broker Warrants (in physical or electronic form, subject to compliance with Applicable Securities Laws, and as the Underwriter may advise);

(d)	the Underwriter shall have received an incumbency certificate dated the Closing Date including specimen signatures of the President and Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(e)	the Underwriter shall have received a certificate dated the Closing Date of the President and Chief Executive Officer and the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Underwriter, to the effect that, to the best of their knowledge, information and belief, after due inquiry and without personal liability:

(i)	the representations and warranties of the Corporation contained in this Agreement are true and correct in all respects as if made at and as of the Closing Time;

(ii)	the Corporation has complied with and satisfied the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time;

(iii)	the constating documents of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iv)	the minutes or other records of various proceedings and actions of the Corporation’s board of directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(v)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Corporation has been issued by any stock exchange, securities commission or securities regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending;

(vi)	since the respective dates as of which information is given in the Prospectus and the U.S. Memorandum: (A) there has been no material change (actual, anticipated, contemplated, proposed or threatened, whether financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation; and (B) other than the Offering and except as disclosed in the Prospectus and the U.S. Memorandum, as the case may be, no transaction has been entered into by the Corporation which constitutes a material change as defined in Applicable Securities Laws of the Canadian Offering Jurisdictions;

(vii)	none of the documents filed with applicable securities regulatory authorities since January 1, 2018, contained a misrepresentation as at the time the relevant document was filed that has not since been corrected; and

(viii)	there are no contingent liabilities affecting the Corporation which are material to the Corporation, other than as disclosed in the Prospectus or any Prospectus Amendment, as the case may be;

(f)	the Underwriter shall have received lock-up agreements duly executed by each of the directors and executive officers of the Corporation providing that, for a period of 90 days following the Closing Date, such persons or companies will agree not to, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private agreement or otherwise, any Common Shares or other securities of the Corporation convertible into, exchangeable for or exercisable to acquire, any Common Shares, without the prior written consent of the Underwriter (such consent not to be unreasonably withheld or delayed), except in respect of a bona fide take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation, provided that, in the event the change of control or other similar transaction is not completed, such securities shall remain subject to such lock-up agreement.

(g)	the Underwriter shall have received a comfort letter dated the Closing Date, in form and substance satisfactory to the Underwriter from the Corporation’s Auditors, confirming the continued accuracy of the comfort letter to be delivered to the Underwriter pursuant to Section 4(a)(v) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriter;

(h)	the Corporation’s board of directors shall have authorized and approved the execution and delivery of this Agreement, the Warrant Indenture, the Warrant Certificates, and the Broker Warrant Certificates, the allotment, issuance and delivery of the Unit Shares and Over-Allotment Shares, the creation and issuance of the Warrants, Over-Allotment Warrants and Broker Warrants and, upon the due exercise of the Warrants, Over-Allotment Warrants and the Broker Warrants, the allotment, issuance and delivery of the Warrant Shares, Over-Allotment Shares and the Broker Warrant Shares, as the case may be, and all matters relating thereto;

(i)	the Corporation shall have received the conditional approval from the TSX for the listing of the Unit Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Broker Warrant Shares for trading on the TSX and the Corporation shall have properly notified NASDAQ for the listing of the Unit Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and Broker Warrant Shares for trading on the NASDAQ exchange;

(j)
the Corporation shall not have received any notice from the TSX or from NASDAQ that the Unit Shares, the Warrant Shares, the Over-Allotment Shares, the Over-Allotment Warrant Shares, or the Broker Warrant Shares shall not be accepted for listing on the TSX or NASDAQ exchange;

(k)	that final acceptance of the Offering by the TSX shall be subject only to the fulfilment of Standard Listing Conditions;

(l)
the Underwriter shall have received confirmation from the Corporation that the Corporation is not on the defaulting issuer’s list (or equivalent) maintained by the Canadian Securities Regulators in the Canadian Offering Jurisdictions;

(m)	the Underwriter shall have received a certificate of good standing or equivalent thereof for each of the Corporation and the Subsidiary;

(n)	the Underwriter and its counsel shall have been provided with all information and documentation reasonably requested relating to their due diligence inquiries and investigations;

(o)
the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate securities regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Offered Securities to the Purchasers prior to the Closing Time; as herein contemplated, it being understood that the Underwriter shall do all that is reasonably required to assist the Corporation to fulfil this condition, subject only to the Standard Listing Conditions and any post-Closing notice filings under applicable United States federal or state securities laws; and

(p)
the Underwriter shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date.

The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Closing Time will be addressed to the Underwriter and the Underwriter’s counsel.
10.	Exercise of Over-Allotment Option
The Underwriter may exercise the Over-Allotment Option, in whole or in part, at any time and from time to time prior to the Over-Allotment Expiry Date by delivery of written notice to the Corporation of the number of Over-Allotment Securities in respect of which the Over-Allotment Option is being exercised and the date for delivery of the Over-Allotment Securities (an “Over-Allotment Option Notice”). The Over-Allotment Option Closing Date shall be determined by the Underwriter but shall not be earlier than two (2) Business Days or later than seven (7) Business Days after delivery of the Over-Allotment Option Notice. In the event the Over-Allotment Option is exercised prior to the Closing Date, the Over-Allotment Closing shall take place together with the Closing on the Closing Date. Upon exercise of the Over-Allotment Option as provided herein the Corporation shall become obligated to sell the total number of Over-Allotment Securities in respect of which the Underwriter is exercising the Over-Allotment Option.
Any such closing shall be referred to as an “Over-Allotment Closing” and shall be conducted in the same manner as the Closing. At any Over-Allotment Closing, the Corporation and the Underwriter shall make all necessary payments and the Corporation shall, at its sole expense, deliver all of the certificates, opinions and other documents to be delivered by it on the Closing Date, each updated to the date of any such Over-Allotment Closing.

11.	Standstill

The Corporation agrees not to issue, or announce the intention to issue, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld, any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares for a period commencing on the date hereof and ending ninety (90) days following the Closing Date, except: (i) in connection with the grant or exercise of stock options and other similar equity awards pursuant to the existing share unit plans of the Corporation and other share compensation arrangements outstanding as of the date hereof; (ii) in connection with warrants outstanding as of the date hereof; (iii) as full or partial consideration for a bona fide, arm’s length acquisition by the Corporation; or (iv) in connection with the issuance of Common Shares or securities convertible into or exchangeable for or exercisable to acquire Common Shares to third parties pursuant to existing rights of participation or other similar arrangements.

12.	All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement, including those terms in Section 9, will be construed as conditions and any breach or failure to comply with any of the conditions shall entitle the Underwriter to terminate its obligations hereunder by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Underwriter may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriter in respect of any such terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Underwriter, any such waiver or extension must be in writing and signed by the Underwriter.

13.	Rights of Termination
Without limiting any of the other provisions of this Agreement, the Underwriter will be entitled, at its option, to terminate and cancel, without any liability on its part or on the part of the Purchasers, its obligations under this Agreement by giving written notice to the Corporation at any time prior to the Closing Time if, after the date hereof and at any time prior to the Closing:
(a)
there shall have occurred any change in any material fact, material change (actual, intended, anticipated or threatened) or the Underwriter shall have discovered any previously undisclosed material fact (determined by the Underwriter in its sole discretion, acting reasonably) in relation to the Corporation, which, in the opinion of the Underwriter, acting reasonably, prevents or restricts trading in the securities of the Corporation or the Distribution of the Offered Securities or has or could reasonably be expected to have a Material Adverse Effect;

(b)
there shall have occurred any change in the Applicable Securities Laws of any Offering Jurisdiction or any inquiry, investigation or other proceeding by a securities regulatory authority or any order is issued under or pursuant to any statute of Canada or any province thereof, or the SEC, or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Underwriter and not upon activities of the Corporation), which, in the reasonable opinion of the Underwriter, would be expected to have a significant adverse effect on the market price of value of the Offered Securities;

(c)
there should develop, occur or come into effect or existence any event, action, state, condition, including without limitation, any act of terrorism, war or like event, any pandemic (including without limitation, matters caused by, related to or resulting from the COVID-19 outbreak to the extent that it results in a Material Adverse Effect on the Corporation related thereto arising after the date of this Agreement), national emergency or similar event or the escalation thereof, or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the reasonable opinion of the Underwriter, seriously adversely affects or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation or the market price of value of the Offered Securities or the Common Shares;

(d)	the state of the financial markets in Canada and the United States is such that, in the reasonable opinion of the Underwriters, the Offered Securities cannot be marketed profitably;

(e)
there is an inquiry or investigation (whether formal or informal) by any Securities Regulator or other regulatory authority in relation to the Corporation or any one of its directors or officers, or any of its principal shareholders, which has not been rescinded, revoked or withdrawn and which, in each case, operates to materially prevent or restrict the Distribution of the Offered Securities as contemplated by this Agreement;

(f)
a cease trading order with respect to any securities of the Corporation is made by any Securities Regulator or other competent authority by reason of the fault of the Corporation or its directors, officers and agents and such cease trading order has not been rescinded, revoked or withdrawn;

(g)
the Corporation is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false or misleading; and

(h)
the Corporation receives notice from the TSX or NASDAQ that the Unit Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares and/or Broker Warrant Shares shall not be accepted for listing on the Exchanges.

The rights of termination contained herein are in addition to any other rights or remedies that the Underwriter may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise.

In the event of any such termination, there shall be no further liability on the part of the Underwriter to the Corporation or on the part of the Corporation to the Underwriter except in respect of any liability which may have arisen prior to or arise after such termination under any or both of Section 14 and Section 15.

14.	Indemnity and Contribution

The Corporation agrees to indemnify and hold harmless the Underwriter and each Selling Firm (provided that each such Selling Firm is in material compliance with the covenants and obligations of the Underwriter set forth in Section 3 herein (as if such Selling Firm were an Underwriter), to the extent applicable) and each of their subsidiaries and affiliates, and each of their respective directors, officers, employees, shareholders, partners, advisors and agents (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), to the full extent lawful, from and against any and all losses (except loss of profit), claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation’s execution of this Agreement, including in connection with Claims relating to or arising from the following:

(a)
any information or statement (except any information or statement relating solely to or provided by the Underwriter) contained in the Prospectus, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriter and provided by the Underwriter) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b)
the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriter and provided by the Underwriter) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)
any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the Securities Act (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Underwriter and provided by the Underwriter) in the Prospectus (except any document or material delivered or filed solely by the Underwriter) based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure or alleged failure to comply by the Underwriter) preventing and restricting the trading in or the sale of the Offered Securities in any of the Offering Jurisdictions;

(d)
the non-compliance or alleged non-compliance by the Corporation with any material requirement of Applicable Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)
breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder or thereunder, and further agrees to immediately reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

The Corporation also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on the Corporation’s behalf or in right for or in connection with the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation’s execution of the Agreement, except to the extent that any losses, expenses, Claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the Indemnified Party’s breach of this Agreement, or the gross negligence, wilful misconduct, fraud or dishonesty of such Indemnified Party.

In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party breached this Agreement, or was grossly negligent or guilty of wilful misconduct, fraud or dishonesty in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party shall immediately reimburse such funds to the Corporation and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim.

The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

In case any Claim is brought against an Indemnified Party, the Indemnified Party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in the forfeiture by the Corporation of substantive rights or defences or the extent that the Corporation is materially prejudiced thereby.

No admission of liability and no settlement, compromise or termination of any Claim shall be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. No Indemnified Party shall be obliged to enter into any settlement which does not provide a complete release of such Indemnified Party from all further obligations to the claimant.

Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	the employment of such counsel has been authorized in writing by the Corporation;

(b)	the Corporation has not assumed the defence within a reasonable period of time after receiving notice of such Claim;

(c)
the named parties to any such Claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(d)
the Indemnified Party has been advised in writing by counsel that there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, which makes representation by the same counsel inappropriate.

The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other hand, but also the relative fault of the Corporation and the Indemnified Parties, as well as any other equitable considerations which may be relevant; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim, any amount in excess of the fees actually received by the Indemnified Parties hereunder in which case such fees and expenses will be for the Corporation’s account.

The Corporation hereby acknowledges the Underwriter as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to such persons and the Underwriter agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees to immediately reimburse the Underwriter monthly for the time spent by an Indemnified Party in connection with any Claim at their reasonable per diem rates. The Corporation also agrees that if any Claim shall be brought against, or an investigation commenced in respect of the Corporation or the Corporation and the Indemnified Parties shall be required to testify, participate or respond in respect of or in connection with the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, the Underwriter shall have the right to employ its own counsel in connection therewith and the Corporation will immediately reimburse the Underwriter monthly for the time spent by an Indemnified Party in connection therewith at their reasonable per diem rates together with such fees and disbursements and reasonable out-of-pocket expenses as may be incurred, including the fees and disbursements of the Underwriter’s counsel.

15.	Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the Offering and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement shall be borne directly by the Corporation, including fees and expenses payable in connection with the qualification of the Offered Units, Over-Allotment Units or Over-Allotment Warrants and the Broker Warrants for Distribution, fees and disbursements of Canadian counsel to the Underwriter incurred in connection with the Offering (to a maximum of C$65,000 plus disbursements and applicable taxes), all fees and disbursements of counsel to the Corporation and local counsel, all fees and expenses of the Corporation’s Auditors, the reasonable fees and expenses relating to the marketing of the Offered Securities (including “road shows”, marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Underwriter (including the Underwriter’s travel expenses in connection with due diligence, marketing meetings and “road shows”) and all costs incurred in connection with the preparation and printing of the Prospectus, U.S. Memorandum and certificates representing the Unit Shares, Warrants, Over-Allotment Shares, Over-Allotment Warrants and Broker Warrants issued in connection with the Offering. All reasonable expenses incurred by or on behalf of the Underwriter and all fees and disbursements of counsel to the Underwriter payable pursuant to the foregoing shall be deducted from the aggregate purchase price for the Offered Securities in accordance with Section 8.

16.	Survival of Representations, Warranties, Covenants and Agreements

The representations, warranties, covenants and agreements of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall be true and correct at the Closing Time and shall survive the purchase of the Offered Securities and shall continue in full force and effect until the later of: (i) three years following the Closing Date; and (ii) the latest date under the Applicable Securities Laws of an Offering Jurisdiction in which a Purchaser of Offered Securities is resident or, if the Applicable Securities Laws do not specify such a date, the latest date under the Limitations Act, 2002 (Ontario).

17.	Conflict of Interest

The Corporation acknowledges that the Underwriter and its affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriter and other entities in its group that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

18.	Fiduciary

The Corporation hereby acknowledges that the Underwriter is acting solely as an underwriter in connection with the offer and sale of the Offered Securities. The Corporation further acknowledges that the Underwriter is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriter act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriter may undertake or have undertaken in furtherance of such offer and sale of the Corporation’s securities, either before or after the date hereof. The Underwriter hereby expressly disclaims any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriter agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriter to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriter agree that the Underwriter is acting as principal and not the agent or fiduciary of the Corporation and the Underwriter has not, and the Underwriter will not assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Underwriter has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriter with respect to any breach or alleged breach of any fiduciary duty to the Corporation in connection with the transactions contemplated by this Agreement.

19.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

Titan Medical Inc.
155 University Avenue, Suite 750
Toronto, Ontario M5H 3B7

Attention:                          David J. McNally, President and Chief Executive Officer
Email:                                        david.mcnally@titanmedicalinc.com

with copies (which shall not constitute notice) to:

Titan Medical Inc.
contractnotices@gmail.com

and

Borden Ladner Gervais LLP
Bay Adelaide Centre, East Tower
22 Adelaide Street West, Suite 3400
Toronto, Ontario  M5H 4E3

Attention:                          Manoj Pundit
Email:                                        mpundit@blg.com

If to the Underwriter, addressed and sent to:

Bloom Burton Securities Inc.
65 Front Street East, Suite 300
Toronto, Ontario M5E 1B5

Attention:                          Jolyon Burton
Email:                                        jburton@bloomburton.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP
Brookfield Place, Bay/Wellington Tower
181 Bay Street, Suite 2100
Toronto, Ontario M5J 2T3

Attention:                          David Palumbo
Email:                                        david.palumbo@bakermckenzie.com

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax or email to the addressee and: (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax or email shall be deemed to be given and received on the first Business Day following the day on which it is sent, provided that the sender has evidence of a successful transmission, such as a fax confirmation or email receipt confirmation.

20.	Entire Agreement

The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties, including the Bid Letter, with respect to the subject matter hereof whether verbal or written.

21.	Press Releases

Any press release connected with the Offering issued by the Corporation shall be issued only after consultation with the Underwriter and in compliance with Applicable Securities Laws and the U.S Securities Act. If the Offering is successfully completed, the Underwriter shall be permitted to publish, at the Underwriter’s expense, such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as it may consider appropriate as long as such advertisement or announcement complies with Applicable Securities Laws.

22.	Funds

Unless otherwise specified, all funds referred to in this Agreement shall be in U.S. dollars.

23.	Time of the Essence

Time shall be of the essence of this Agreement.

24.	Further Assurances

Each of the parties hereto shall cause to be done all such acts and things or execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purposes of carrying out the provisions and intent of this Agreement.

25.	Assignment

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Corporation and the Underwriter and their successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Corporation set out under the heading “Indemnity and Contribution” shall also be for the benefit of the Indemnified Party.

26.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

27.	Singular and Plural, etc.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “subsections” or “subparagraphs” are to the appropriate section, subsection or subparagraph of this Agreement. References to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, references herein to “including” shall mean “including, without limitation”, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time.

28.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

29.	Language

The parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.

30.	Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.

31.	Electronic Transmission

The Corporation and the Underwriter shall be entitled to rely on delivery by electronic means of an executed copy of this Agreement and acceptance by the Corporation and the Underwriter of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Underwriter in accordance with the terms of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter where indicated below and returning the same to the Underwriter upon which this letter as so accepted shall constitute an agreement between us.

Yours very truly,

BLOOM BURTON SECURITIES INC.

By:	signed “Michael Pollard”
Authorized Officer

The foregoing offer is accepted and agreed to as of the date first above written.

TITAN MEDICAL INC.

By:	signed “Monique L. Delorme”
Authorized Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A” and related exhibit, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed and to which it forms a part, and the following terms shall have the meanings indicated:

(a)	“AI Certificate” means the U.S. accredited investor status certificate attached as Schedule A to Exhibit II of the U.S. Memorandum;

(b)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S;

(c)	“Foreign Private Issuer” means a “foreign private issuer” as that term is defined in Rule 405 of the U.S. Securities Act;

(d)
“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)	“Offshore Transaction” means an “offshore transaction” as defined in Rule 902(h) of Regulation S;

(f)	“QIB Letter” means the form of qualified institutional buyer letter attached as Exhibit I to the U.S. Memorandum;

(g)	“U.S. Investment Company Act” means the United States Investment Company Act of 1940; and

Representations, Warranties and Covenants of the Underwriters

The Underwriter acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, the Underwriter, represents, warrants and covenants to the Corporation that:

1.
It has not offered or sold, and will not offer or sell any Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons except as provided in paragraphs 2 through 11 below. Accordingly, the Underwriter, any U.S. Selling Group Member, nor any persons acting on its or their behalf (i) has made or will make (except as permitted in paragraphs 2 through 11 below) any offer to sell or any solicitation of an offer to buy, any Offered Securities to any person in the United States, a U.S. Person or person acting for the account or benefit of a U.S. Person, (ii) has made or will make any sale of Offered Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States, or such Underwriter, U.S. Selling Group Member or person acting on its behalf reasonably believed that such Purchaser was outside the United States, or (iii) has engaged in or will engage in any Directed Selling Efforts in respect of the Common Shares. In connection with offers and sales of Offered Securities outside the United States, the Underwriter, the U.S. Selling Group Member or any person acting on its or their behalf, have complied and will comply with the requirements for an Offshore Transaction in respect of such Offered Securities.

2.
The Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act or any U.S. state securities laws. It has offered and sold and will offer and sell the Offered Securities only (i) outside the United States in Offshore Transactions in accordance with Rule 903 of Regulation S, or (ii) in the United States or to, or for the account or benefit of, U.S. Persons reasonably believed to be IAIs and/or QIBs, in each case, on a substituted purchaser basis in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D or section 4(a)(2) of the U.S. Securities act and similar exemptions under applicable U.S. state securities laws as provided in this Schedule “A”.

3.
All offers and sales of the Offered Securities by it in the United States or to, or for the account or benefit of, U.S. Persons will be effected by a U.S. Selling Group Member in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Selling Group Member is and will be, on the date of each offer or sale of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, (i) duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and (ii) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

4.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with a U.S. Selling Group Member or with the prior written consent of the Corporation. It shall require each U.S. Selling Group Member to agree, for the benefit of the Corporation, to comply with, and shall use best efforts to ensure that the U.S. Selling Group Member complies with, the provisions of this Schedule “A” applicable to such Underwriter as if such provisions applied to such U.S. Selling Group Member.

5.
All offers and sales of Offered Securities by a U.S. Selling Group Member in the United States or to, or for the account or benefit of, U.S. Persons have not been and will not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.
Immediately prior to offering Offered Securities to a person in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriter and/or the U.S. Selling Group Member had a pre-existing relationship and has reasonable grounds to believe and did reasonably believe that such Purchaser is an IAI and/or QIB, and at the Closing Time and Over-Allotment Closing Time, as applicable, the Underwriter and the U.S. Selling Group Member shall have reasonable grounds to believe and shall reasonably believe that each person who is purchasing Offered Securities is an IAI and/or QIB.

7.
Each person offered Offered Securities within the United States or that is a U.S. Person or that is acting for the account or benefit of a U.S. Person, by a U.S. Selling Group Member in the United States has been or shall be provided with a copy of the U.S. Memorandum. Prior to any sale of Offered Securities to a person in the United States or to, or for the account or benefit of, a U.S. Person who was offered Offered Securities in the United States, each such Purchaser shall be provided with a copy of the U.S. Memorandum and no other written material was or will be used in connection with the offer and sale of the Offered Securities in the United States.

8.
It agrees that it will not complete the sale of any Offered Securities to any Purchaser within the United States or to, or for the account or benefit of, a U.S. Person or who was offered the Offered Securities in the United States, unless it has received, and provided to the Corporation, an executed QIB Letter or AI Certificate, as applicable.

9.
All Purchasers that are in the United States, U.S. Persons or acting for the account or benefit of a U.S. Person who were offered Offered Securities by the Underwriter (through a U.S. Selling Group Member) or that were offered Offered Securities in the United States by the Underwriter (through a U.S. Selling Group Member) shall be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such Purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act.

10.
At least one Business Day prior to the Closing Time and any Over-Allotment Closing Time, if applicable, the Transfer Agent and the Corporation will be provided with: (a) a list of all Purchasers who were offered Offered Securities in the United States, that are U.S. Persons or were acting for the account or benefit of a U.S. Person by the Underwriter through its U.S. Selling Group Member; and (b) all executed QIB Letters and AI Certificates.

11.
At the Closing Time and any Over-Allotment Closing Time, if applicable, the Underwriter together with each U.S. Selling Group Member that offered Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, will provide to the Corporation a certificate in the form of Exhibit “A” to this Schedule “A” relating to the manner of the offer and sale of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons or will be deemed to have represented and warranted that it and the respective U.S. Selling Group Member did not offer Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person

12.
It acknowledges that except as permitted pursuant to this Schedule “A,” it will not offer or sell the Offered Securities, Broker Warrants and/or Broker Warrant Shares within the United States or to, or for the account or benefit of, U.S. Persons: (i) as part of its distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and the Closing Date or an Over-Allotment Closing Date (as applicable) (the “Distribution Compliance Period”). It further acknowledges, agrees and covenants that all offers and sales of the Offered Securities, Broker Warrants and/or Broker Warrant Shares during the Distribution Compliance Period will be made in compliance with Regulation S or in compliance with an exemption from registration thereunder, and that it, each distributor (as defined in Regulation S), dealer (as defined in Section 2(a)(12) of the U.S. Securities Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Offered Securities (if any), to which it sells Offered Securities during the Distribution Compliance Period, will send to the purchaser a confirmation or other notice setting forth the restrictions on offers and sales of the Offered Securities within the United States or to, or for the account or benefit of, U.S. Persons.

13.
With respect to the Offered Securities to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the “Regulation D Offering”), it represents, warrants and agrees that none of it, any U.S. Selling Group Member or any of their respective directors, executive officers, other officers participating in the Regulation D Offering, general partners or managing members, or any of the directors, executive officers or other officers participating in the Regulation D Offering of any such general partner or managing member (each, an “Underwriter Covered Person” and, together, “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a “Disqualification Event”), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation on or prior to execution hereof and, if contemplated by Rule 506(e) of Regulation D, included in the U.S. Memorandum. The Underwriter shall provide prompt written notice to the Corporation of any Disqualification Event relating to any Underwriter Covered Person, or any event that would, with the passage of time, become such a Disqualification Event prior to the Closing. The Underwriter represents and warrants that it is not aware of any person other than any Issuer Covered Person (as defined below) or Underwriter Covered Person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Regulation D Offering, and the Underwriter will notify the Corporation, prior to Closing, of any agreement entered into between the Underwriter and such person in connection with any sale of the Offered Securities pursuant to the Regulation D Offering.

14.
None of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

15.
Sales of Offered Securities made to substituted purchasers in the United States or to, or for the account or benefit of, U.S. Persons will be made directly by the Corporation on a substituted purchaser basis, and the Underwriter and/or U.S. Selling Group Member shall act in the capacity as placement agent for such sales.

16.
All Offered Securities sold to an IAI who is not a QIB and that is in the United States or is, or is purchasing for the account or benefit of, a U.S. Person or that was offered the Offered Securities in the United States, will bear a legend to the effect contained in the U.S. Memorandum.

17.
It acknowledges, understands, agrees and covenants that (i) it is acquiring the Broker Warrants for their own account and not for the benefit or account of any other person, (ii) the Broker Warrants may not be exercised in the United States or by or on behalf of a person in the United States or a U.S. Person except pursuant to an exemption from the registration requirements of the U.S. Securities Act, and (iii) it will not engage in any Directed Selling Efforts with respect to any Broker Warrant.

18.
In connection with the issuance of the Broker Warrants to the Underwriter, the Underwriter represents and warrants that (i) the Broker Warrants were not offered to it in the United States, (ii) it is not a U.S. Person, and (iii) it did not execute or deliver this Agreement in the United States.

Section 1.01            Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.	The Corporation is, and on the Closing Date and any Over-Allotment Closing Date will be a Foreign Private Issuer.

2.
The Corporation is not, and as a result of the sales of the Offered Securities contemplated hereby and the application of the proceeds thereof will not be, an open-end investment company or unit investment trust registered, or required to be registered, or a closed-end investment company required to be registered, but not registered, under the United States Investment Company Act of 1940, as amended.

3.
Except with respect to offers and sales in accordance with this Schedule “A” of (i) Offered Securities to IAIs and/or QIBs in reliance upon an exemption from registration under the U.S. Securities Act, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriter, any U.S. Selling Group Member and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States to or, for the account or benefit of, U.S. Persons; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Corporation, its affiliates or any person acting on its behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation is made) reasonably believe that the purchaser is outside the United States.

4.
Neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriter, any U.S. Selling Group Member and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made), has engaged or will engage in any Directed Selling Efforts in respect of the Common Shares, or has taken or will take any action that would cause the exemption from registration afforded by Rule 903 of Regulation S or the exemption from registration afforded by Rule 506(b) of Regulation D or section 4(a)(2) of the U.S. Securities Act to be unavailable for offers and sales of the Offered Securities pursuant to the Underwriting Agreement.

5.
None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriter, any U.S. Selling Group Member and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made) have (i) engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, or (ii) undertaken any activity in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.
In connection with offers and sales of Offered Securities outside the United States and not to, or for the account or benefit of, U.S. Persons, the Corporation, its affiliates, and any person acting on its or their behalf (other than the Underwriter, any U.S. Selling Group Member and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made) have complied and will comply with the requirements for an Offshore Transaction in respect of such Offered Securities.

7.
With respect to the Regulation D Offering, if any, none of the Corporation, any of its predecessors, any affiliated issuer, any director, executive officer, or any other officer of the Corporation participating in the Regulation D Offering, any beneficial owner (as that term is defined in Rule 13d-3 under the U.S. Securities Act) of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, and any promoter (as defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D that, if contemplated by Rule 506(e) of Regulation D, is described in the U.S. Memorandum and the Corporation is not aware of any person other than any Issuer Covered Person or any Underwriter Covered Person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the offer or sale of Offered Units pursuant to Regulation D. The Corporation will notify the Underwriter in writing, prior to each Closing Date, of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

8.
None of the Corporation, its affiliates (as defined in Rule 405 under the U.S. Securities Act) or any person acting on its or their behalf (except for the Underwriter, the U.S. Selling Group Members and any person acting on their behalf, as to whom no representation, warranty or covenant is made) has engaged in or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act or any action which would constitute a violation of Regulation M under the U.S. Exchange Act with respect to offers or sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons.

9.
The Corporation will, within the prescribed time periods after the first sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of the Offered Securities, including but not limited to filing Form D, if applicable, with the SEC.

10.
Except with respect to the offer and sale of the Offered Securities offered under this Agreement, the Corporation has not, within six months before the commencement of the offer and sale of the Offered Securities, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration pursuant to Rule 506(b) of Regulation D or Section 4(a)(2) of the U.S. Securities Act or the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Securities.

EXHIBIT “A”
TO SCHEDULE “A”

In connection with the private placement in the United States of units of Titan Medical Inc. (the “Corporation”) pursuant to the Underwriting Agreement dated February 8, 2021 among the Corporation and Bloom Burton Securities Inc. (the “Underwriter”), each of the undersigned does hereby certify as follows with respect to its activities:

(i)
the undersigned U.S. Selling Group Member who offered Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons is on the date hereof and was on the date of each offer and subsequent sale by the Corporation of such Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons duly registered as a broker or dealer with the United States Securities and Exchange Commission under the U.S. Exchange Act of 1934 (the “U.S. Exchange Act”) and under the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)
all offers and sales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons were effected by or only through the U.S. Selling Group Member or pursuant to Rule 15a-6 under the U.S. Exchange Act and have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(iii)
each offeree of Offered Securities that is in the United States, that is a U.S. Person or that is acting for the account or benefit of a U.S. Person, was provided with a copy of the U.S. Memorandum and no other written material was used in connection with the offer and sale of Offered Securities in the United States;

(iv)
immediately prior to making each offer to offerees of Offered Securities that are in the United States, that are U.S. Persons or that are acting for the account or benefit of U.S. Persons, we had reasonable grounds to believe and did reasonably believe that each such offeree was an IAI and/or QIB, and, on the date hereof, we continue to reasonably believe that each person offered Offered Securities in the United States or that is, or is acting for the account or benefit of, a U.S. Person is an IAI and/or QIB;

(v)
we obtained from each Purchaser in the United States, U.S. Person and purchaser acting for the account or benefit of a U.S. Person, an executed QIB Letter or AI Certificate, as applicable, and we have delivered the same to the Corporation;

(vi)	no form of General Solicitation or General Advertising was used by us in connection with the offer of the Offered Securities in the United States;

(vii)	there were no Directed Selling Efforts with respect to the Offered Securities;

(viii)
neither we nor any of the U.S. Selling Group Members have taken or will take any action which would constitute a violation of Regulation M of the U.S. Exchange Act in connection with the offer or sale of the Offered Securities;

(ix)	no Underwriter Covered Person is subject to a Disqualifications Event; and

(viii)
the offering of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons has been conducted by us through the U.S. Selling Group Member in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including in Schedule “A” thereto) unless otherwise defined herein.

[The remainder of this page is left intentionally blank.]

Dated this ___ day of _______________, 2021.

UNDERWRITER: Bloom Burton Securities Inc.		U.S. SELLING GROUP MEMBER: [Insert Name of U.S. Selling Group Member]

By:		By:
	Name:		Name:
	Title:		Title: